Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2020

($000’s)

9/30/2020
Assets
Cash and Balances Due From Depository Institutions	$43,891,940
Securities	132,530,990
Federal Funds	898
Loans & Lease Financing Receivables	307,196,612
Fixed Assets	7,598,340
Intangible Assets	12,549,045
Other Assets	26,728,893
Total Assets	$530,496,718

Liabilities
Deposits	$426,766,411
Fed Funds	1,460,030
Treasury Demand Notes	0
Trading Liabilities	859,917
Other Borrowed Money	29,719,033
Acceptances	0
Subordinated Notes and Debentures	3,850,000
Other Liabilities	14,732,819
Total Liabilities	$477,388,210

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	38,022,958
Minority Interest in Subsidiaries	800,435
Total Equity Capital	$53,108,508

Total Liabilities and Equity Capital	$530,496,718